FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida
Managing Executive Officer
General Manager of
Corporate Finance Division

Date: June 28, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice of Resolution for the 50th Ordinary General Meeting of Shareholders

June 25, 2004

To Our Shareholders:

Yasuo Nishiguchi, President and Director
Kyocera Corporation
6 Takeda Tobadono-cho, Fushimi-ku, Kyoto

Notice of Resolution for the 50th Ordinary General Meeting of Shareholders

We hereby give notice that the matters set forth below were reported or resolved at the 50th Ordinary General Meeting of Shareholders, which was held on the date hereof.

Matters reported:

Business report, balance sheet and statement of income with respect to the 50th fiscal year (from April 1, 2003 to March 31, 2004)

The contents of the above documents were reported.

Matters resolved:

Agendum No. 1:	Approval of Proposed Appropriation of Retained Earnings for the 50th Fiscal Year

It was resolved, as proposed by the Company, that the amount of cash dividends to shareholders should be 30 yen per share.

Agendum No. 2:	Amendments to the Articles of Incorporation

It was resolved, as proposed by the Company.

Please see “Amendments to the Articles of Incorporation” below for amendments adopted.

Agendum No. 3:	Election of 2 Corporate Auditors

Mr. Osamu Nishieda and Mr. Shinji Kurihara were re-elected and assumed the office of Corporate Auditor.

Agendum No. 4:	Payment of Retirement Allowance to a Retiring Corporate Auditor

It was resolved, as proposed by the Company, that the Company would pay retirement allowance to a retiring Corporate Auditor, Mr. Yuji Itoh, in an amount which was reasonable and in accordance with the standards prescribed by the Company.

It was also resolved that the particular amount, timing and method of payment of such allowance would be determined through discussion among the Corporate Auditors.

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Agendum No. 5:	Issuance of Stock Acquisition Rights for Granting Stock Options

It was resolved, as proposed by the Company, that in order to grant stock options to Directors, Corporate Auditors, Executive Officers and employees of the Company and its affiliates, the Company would issue stock acquisition rights pursuant to Articles 280-20 and 280-21 of the Commercial Code.

Attachment to the Notice of Resolution

Amendments to the Articles of Incorporation

The resolved amendments are as follows:

(The underlined portion indicates the amendment.)

Before Amendment	After Amendment
<Newly added>

Article 6. Repurchase of Treasury Stock

The Company may, under the provisions of Article 211-3, Paragraph 1(2) of the Commercial Code, acquire its own stock, pursuant to a resolution of the Board of Directors.

Article 6. to Article 36. (Omitted)	Article 7. to Article 37. (Same as at present)

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